

May 24, 2024

Robert J. Hutter
Chief Executive Officer
Learn SPAC HoldCo, Inc.
11755 Wilshire Blvd.
Suite 2320
Los Angeles, CA 90025

> **Re: Learn SPAC HoldCo, Inc.**
> **Amendment No. 2 to the Registration Statement on Form S-4**
> **Filed May 10, 2024**
> **File No. 333-276714**

Dear Robert J. Hutter:

We have reviewed your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 2 to the Registration Statement on Form S-4

Background of the Business Combination, page 90

1. We note your response to prior comment 5. Please revise your background discussion to:
    - Specifically identify who was present at a meeting or negotiation. We note that there are still instances where you do not specifically identify who was present at a meeting or negotiation. For example:
        ◦ On page 93 you state that on May 2, 2023, members of Innventure's management team, led by Mr. Haskell, connected with representatives of Grail Partners on the possibility of a SPAC merger more generally;
        ◦ On page 93 you state that on June 26, 2023, Advisor, Grail Partners and Innventure, including Mr. Haskell, discussed entry into a letter of intent with respect to a potential business combination transaction, which included a discussion of structure and preliminary key terms and conditions; and
        ◦ On page 97 you state that between September 6, 2023 and October 5, 2023,

representatives of Innventure, led by Mr. Haskell, Learn CW, led by Mr. Hutter, and Advisor met numerous times to discuss matters related to Innventure's inclusion of the ESG Fund.

- Describe any discussions about the need to obtain additional financing for the combined company and the negotiation/marketing processes, or advise. For example, you state on page 100 that on November 10 and 11, 2023, members of the Innventure management, Mr. Austrup, Head and Mr. Harper, met with Mr. Fisher and Mr. Hutter from the Learn CW management team to discuss capital raising strategies.

Interests of Learn CW's Directors and Executive Officers in the Business Combination, page 103

2.   We note your response to prior comment 6. We were unable to find the requested information regarding Learn CW's officers and directors on the pages indicated in your correspondence. Therefore, please revise here, in the Summary and where appropriate to quantify the aggregate dollar amount and describe the nature of what Learn CW's officers and directors have at risk, if material, that depends on completion of a business combination. Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which Learn CW's officers and directors are awaiting reimbursement, if applicable, or advise.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact William Demarest at 202-551-3432 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Robert Arzonetti at 202-551-8819 or Susan Block at 202-551-3210 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: John W. Stribling